July 23, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SUPERCONDUCTOR TECHNOLOGIES INC.
Registration Statement on Form S-1 (Registration No. 333-226025)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by Superconductor Technologies Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. Eastern Time on Wednesday, July 25, 2018, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark Viklund
Name: Mark Viklund
Title: Chief Executive Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

Security services provided by H.C. Wainwright & Co., LLC | Member: FINRA/SIPC